UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AAR CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

000361105

(CUSIP Number of Class of Securities)

AAR CORP.

Attn: Corporate Secretary

1100 North Wood Dale Road

Wood Dale, IL 60191

(630) 227-2075

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert J. Minkus, Esq.

Schiff Hardin LLP

233 South Wacker Drive, Suite 6600

Chicago, IL 60606

(312) 258-5584

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$135,000,000	$15,687

(1)         The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $135,000,000 in aggregate of up to 4,655,172 shares of common stock, par value $1.00 per share, at the minimum tender offer price of $29.00 per share.

(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,687	Filing Party: AAR CORP.
Form or Registration No.: SC TO-I	Date Filed: April 27, 2015

☐            Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2015, as amended by Amendment No. 1 filed with the Commission on May 7, 2015 and as further amended by Amendment No. 2 filed with the Commission on May 12, 2015 (such statement, as so amended and as further amended by this Amendment No. 3, the “Schedule TO”), which relates to the offer by AAR CORP., a Delaware corporation (“AAR” or the “Company”), to purchase for cash up to $135 million in value of shares of its common stock, par value $1.00 per share (the “Shares”), at a price of not less than $29.00 nor greater than $32.00 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated April 27, 2015 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

The information set forth in the Offer to Purchase, as previously amended and supplemented, which was previously filed with the Schedule TO, is hereby expressly incorporated herein by reference, except that such information is hereby further amended and supplemented to the extent expressly provided for herein.

Items 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, as previously amended and supplemented, are hereby further amended and supplemented as follows:

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

“The Tender Offer expired at the end of the day, 12:00 midnight, New York City time, on May 22, 2015. In accordance with the terms of the Tender Offer, we expect to acquire 4,240,088 shares of AAR common stock at an anticipated purchase price of $31.90 per share. On May 26, 2015 we issued a press release announcing the preliminary results of the Tender Offer and another press release providing an update to our restructuring activities. Copies of the press releases are filed as Exhibits (a)(5)(B) and (a)(5)(C) to this Schedule TO and are incorporated herein by reference.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit
Number	Description
(a)(5)(B)	Press Release, dated May 26, 2015 announcing preliminary results of the Tender Offer.

(a)(5)(C)	Press Release, dated May 26, 2015 providing an update to AAR CORP.’s restructuring activities.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2015	AAR CORP.

	By:	/s/ ROBERT J. REGAN
		Name:	Robert J. Regan
		Title:	Vice President, General Counsel and Secretary

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